NEW DAY FINANCIAL MANAGEMENT, INC.

55 S. Valley Verde Dr. #235-106

Henderson, NV 89012

July 17, 2012

To:	Duc Dang, Senior Counsel
Or Sandra B. Hunter, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New Day Financial Management, Inc.
Amendment Number 8 to Registration Statement on Form S-1
Filed July 5, 2012
File No.: 333-166801

Dear Mr. Deng:

The following are the company’s responses and revisions to its filing pursuant to your letter dated July 13, 2012:

General

1.

Please file an amended Form S-1 to include the consent of your independent registered public accountant with respect to obtaining their permission to include their audit report within your most recent amended filing.

The Registrant’s independent registered public accounting firm has provided its consent, which is included as Exhibit 23(b) to the amended registration statement.

Results of Operations for the Three Months ended March 31, 2012 and 2011, page 42

2.

Please revise to explain why your “long-term or guaranteed arrangements” did not result in any earned revenues for the first quarter of this year.

The sentence in question, on page 41 of the amended registration statement, was incorrectly phrased and should have read, in part:  “All revenues during the period were generated from two clients, both of whom we do NOT have long-term or guaranteed arrangements with…” (emphasis added).  The registration statement has been revised, accordingly.

3.

Please tell us why you have deleted the results of operation discussion for your last two fiscal years.  Please refer to Item 303 of Regulation S-K.

The comparative results of operations for the years ended December 31, 2011 and 2010 were inadvertently omitted from the most recent registration statement.  The Registrant has reinserted the disclosure, as appropriate.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Marcia Hootman

Marcia Hootman

Principal Financial Officer

New Day Financial Management, Inc.

Enclosures